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                              THE VANGUARD GROUP(R)

                     VANGUARD(R) CONVERTIBLE SECURITIES FUND
                          SUPPLEMENT TO THE PROSPECTUS


FUND OPEN TO NEW ACCOUNTS
NO LIMITS ON ADDITIONAL INVESTMENTS
MINIMUM INITIAL INVESTMENT FOR NEW ACCOUNTS

Effective as of the close of business on June 23, 2005, Vanguard Convertible Securities Fund will reopen to new investors and discontinue its current limitation on additional investments by existing shareholders. The Fund's minimum initial investment for all new accounts, including IRAs and custodial accounts for minors, will be $10,000.

NEW REDEMPTION FEE
Effective September 15, 2005, the Fund will begin charging a 1% fee on shares that are redeemed within one year of purchase. This fee applies when shares are redeemed by selling, by exchanging to another Vanguard fund, or by application of the low-balance account-closure policy. Shares held the longest will be redeemed first. Unlike a sales charge or load paid to a broker or fund management company, the redemption fee is paid directly to the Fund to offset the costs of buying and selling securities. The fee is designed to ensure that short-term investors pay their share of the Fund's transaction costs and that long-term investors do not subsidize the activities of short-term traders. This policy only applies to shares purchased on or after September 15, 2005.

Vanguard  Convertible  Securities  Fund may modify  these  policies  at any time without giving advance notice to shareholders. For more detailed information about the Fund's transaction policies, investors in nonretirement accounts and IRAs may call Vanguard's Investor Information Department at 800-662-7447. Participants in employer-sponsored retirement accounts may call Vanguard Participant Services at 800-523-1188.


(C)2005 The Vanguard Group, Inc.  All rights reserved.
Vanguard Marketing Corporation, Distributor.                        PS82A 062005